Mail Stop 6010

January 30, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. Oded Bashan
Chief Executive Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh-Pina, Israel 12000

> **Re:** **On Track Innovations Ltd.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed May 22, 2006**
> **File No. 0-49877**

Dear Mr. Bashan:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant